Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE QUARTER ENDED

JULY 31, 2021

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended July 31, 2021 and October 31, 2020.

	12 Months Ended July 31, 2021	12 Months Ended October 31, 2020
	Actual	Actual
Interest coverage on subordinated indebtedness	44.66 times	24.94 times

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month period ending July 31, 2021 and October 31, 2020 the average monthly exchange rates were $1.2723 per US$1.00 and $1.3441 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended July 31, 2021 were $9,681.70 million, which is 44.66 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2020 were $6,612.76 million, which is 24.94 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The amounts and ratios reported above are derived from information in the unaudited interim consolidated financial statements for the three and nine months ended July 31, 2021 and the consolidated financial statements for the year ended October 31, 2020.